Starcore International Mines Ltd.

Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2017

(Unaudited)

1

NOTICE TO READER OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

The unaudited condensed interim consolidated financial statements for the three months ended July 31, 2017 have been prepared by and are the responsibility of the Company’s management. These financial statements have not been reviewed or audited by the Company’s auditors.

2

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Financial Position
(in thousands of Canadian dollars) – (Unaudited)

	July 31,	April 30,
As at	2017	2017

Assets

Current
Cash	$ 7,022	$ 5,558
Short-term Investments (note 3)	374	4,005
Amounts Receivable (note 4)	5,232	4,777
Inventory (note 5)	2,964	2,921
Prepaid Expenses and Advances	955	349

Total Current Assets	16,547	17,610

Non-Current
Mining Interest, Plant and Equipment (note 6)	47,621	52,921
Exploration and Evaluation Assets (note 7)	6,087	5,955
Reclamation Deposits	165	165
Deferred Tax Assets	5,620	5,445

Total Non-Current Assets	59,493	64,486

Total Assets	$ 76,040	$ 82,096

Liabilities

Current
Trade and Other Payables	$ 3,058	$ 2,496
Current Portion of Loan Payable (note 8)	1,573	1,646

Total Current Liabilities	4,631	4,142

Non-Current
Rehabilitation and Closure Cost Provision (note 9)	1,091	1,131
Deferred Tax Liabilities	10,745	11,905

Total Non-Current Liabilities	11,836	13,036

Total Liabilities	$ 16,467	$ 17,178

3

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Financial Position
(in thousands of Canadian dollars) – (Unaudited)

	July 31,	April 30,
As at	2017	2017

Equity

Share Capital (note 10)	$ 50,605	$ 50,605
Equity Reserve	11,173	11,173
Foreign Currency Translation Reserve	158	5,209
Accumulated Deficit	(2,363)	(2,069)

Total Equity	59,573	64,918

Total Liabilities and Equity	$ 76,040	$ 82,096

Commitments (note 12)

Subsequent Events (notes 8 and 10)

Approved by the Directors:

“Robert Eadie” Director “Gary Arca” Director

4

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income
(in thousands of Canadian dollars except per share amounts) – (Unaudited)

For the three months ended July 31,	2017	2016

Revenues
Mined ore	$ 6,435	$ 7,188
Purchased concentrate	1,660	-

Total Revenues	8,095	7,188

Cost of Sales
Mined ore	(5,129)	(4,679)
Purchased concentrate	(1,949)	-
Depreciation and depletion	(1,396)	(1,361)

Total Cost of Sales	(8,474)	(6,040)

Earnings (Loss) from mining operations	(379)	1,148

Financing income (costs) (note 8)	(26)	(212)
Foreign exchange gain	456	708
Management fees and salaries	(345)	(366)
Office and administration	(403)	(464)
Professional and consulting fees	(194)	(390)
Shareholder relations	(37)	(75)
Transfer agent and regulatory fees	(51)	(58)

Earnings (loss) before taxes	(979)	291

Income tax recovery
Deferred	685	195

Earnings (loss) for the period	(294)	486

Other comprehensive income
Item that may subsequently be reclassified to income
Foreign currency translation differences	(4,379)	967

Comprehensive (loss) income for the period	$ (4,368)	$ 1,453

Basic earnings (loss) per share (note 15)	$ (0.01)	$ 0.01

Diluted earnings (loss) per share (note 15)	$ (0.01)	$ 0.01
5

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) – (Unaudited)

For the three months ended July 31,		2017	2016

Cash provided by
Operating activities
Earnings (loss) for the period		$ (294)	$ 486
Items not involving cash:
Depreciation and depletion (note 6)		1,382	1,452
Discount on debt (note 8)		-	23
Interest on debt (note 8)		44	130
Income recovery expense		(686)	(195)
Interest revenue		-	(9)
Rehabilitation and closure cost accretion (note 8)		22	19
Share-based payments (note 9)	-	38	-

Cash generated by operating activities before working capital changes		506	1,906

Change in non-cash working capital items
Amounts receivable		(1,325)	(819)
Inventory		(575)	(295)
Prepaid expenses and advances		(670)	(228)
Trade and other payables		829	(465)

Cash provided by operating activities		(1,235)	99

Investing activities
Interest received		-	4
Investment in exploration and evaluation assets (note 7)		(232)	(778)
Purchase of mining interest, plant and equipment (note 6)		(776)	(575)
Sale of short-term investments (note 3)		3,645	1,552

Cash outflows for investing activities		2,637	203

Total increase in cash		1,402	302

Effect of foreign exchange rate changes on cash		62	(605)

Cash, beginning of period		5,558	4,248

Cash, end of period		$ 7,022	$ 3,945

6

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Changes in Equity for the periods ended July 31, 2017 and 2016

(in thousands of Canadian dollars except for number of shares) – (Unaudited)

				Foreign
	Number of			Currency
	Shares	Share	Equity	Translation	Accumulated
	Outstanding	Capital	Reserve	Reserve	Deficit	Total

Balance, April 30, 2016	49,146,851	$ 50,605	$ 11,173	$ 5,386	$ (9,291)	$ 57,873

Foreign currency translation differences	-	-	-	967	-	967
Earnings for the period	-	-	-	-	486	486

Balance, July 31, 2016	49,146,851	50,605	11,173	6,353	(8,805)	59,326

Foreign currency translation differences	-	-	-	(1,144)	-	(1,144)
Earnings for the period	-	-	-	-	6,736	6,736

Balance, April 30, 2017	49,146,851	50,605	11,173	5,209	(2,069)	64,918

Foreign currency translation differences	-	-	-	(5,051)	-	(5,051)
Earnings for the period	-	-	-	-	(294)	(294)

Balance, July 31, 2017	49,146,851	$ 50,605	$ 11,173	$ 158	$ (2,363)	$ 59,573

s

7

1.	Corporate Information

Starcore International Mines Ltd. is the parent company of its consolidated group (the “Company” or “Starcore”) and was incorporated in Canada with its head office located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiaries, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico and Altiplano GoldSilver S.A. de C.V (“Altiplano”), which owns the gold and silver processing plant in Matehuala, Mexico.

The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions.

2.	Basis of Preparation

a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements for the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements, for the three month period ended July 31, 2017, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, and do not include all the information required for full annual financial statement.

These condensed interim financial statements should be read in conjunction with the Company’s April 30, 2017 audited annual financial statements.

The financial statements were authorized for issue by the Board of Directors on September 12, 2017.

b)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis, except certain financial instruments, which are measured at fair value, as explained in the Company’s accounting policies discussed in note 3 of the Company’s April 30, 2017 audited annual financial statements.

The consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency, and all values are rounded to the nearest thousand dollars, unless otherwise indicated.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 of the Company’s April 30, 2017 audited annual financial statements.

8

2.	Basis of Preparation – (cont’d)

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control. The Company’s wholly-owned subsidiaries, Bernal and Altiplano, along with various other subsidiaries, carry out their operations in Mexico, U.S.A. and in Canada.

All intra-group transactions, balances, income and expenses are eliminated, in full, on consolidation.

3.	Short-term Investments

At July 31, 2017, the Company held a Guaranteed Investment Certificate (“GIC”) denominated in USD and Mexican Pesos (“MP”). The GIC denominated in USD has a market value of $374 (April 30, 2017 - $409), earning interest income at 0.2% per annum and maturing on March 22, 2018. The Company also held a GIC denominated in MP with a market value of $Nil (April 30, 2017 - $3,596) earning an average interest at 4.00% per annum on a month to month basis.

These GICs are cashable at the Company’s option and are considered to be highly liquid. The Company’s short-term investments are held at three financial institutions and as such the Company is exposed to the risks of those financial institutions.

4.	Amounts Receivable

	July 31, 2017	April 30, 2017

Taxes receivable	$ 2,471	$ 1,911
San Pedrito sale (note 6)	2,668	2,644
Trades receivable	-	$ 148
Other	93	74
	$ 5,232	$ 4,777

5.	Inventory

	July 31, 2017	April 30, 2017

Carrying value of inventory:
Doré	$ 1,019	$ 1,351
Work-in-process	179	377
Concentrate	655	189
Stockpile	214	196
Supplies	897	808
	$ 2,964	$ 2,921
9

6.	Mining Interest, Plant and Equipment

	Mining Interest	Plant and Equipment Mining	Plant and Equipment Altiplano	Corporate Office Equipment	Total

Cost
Balance, April 30, 2016	$ 70,018	$ 20,308	$ 6,327	$ 605	$ 97,258
Additions	484	2,034	119	72	2,709
Write-down of equipment	-	(37)	-	-	(37)
Disposal of San Pedrito	(5,249)	-	-	-	(5,249)
Effect of foreign exchange	7,795	1,394	559	-	9,748

Balance, April 30, 2017	73,048	23,699	7,005	677	104,429
Additions	216	551	33	9	809
Effect of foreign exchange	(6,689)	(1,890)	(600)	-	(9,179)

Balance, July 31, 2017	$ 66,575	$ 22,360	$ 6,438	$ 686	$ 96,059

Depreciation
Balance, April 30, 2016	$ 31,781	$ 8,516	$ -	$ 343	$ 40,640
Depreciation for the year	3,786	1,532	220	90	5,628
Effect of foreign exchange	4,090	1,142	8	-	5,240

Balance, April 30, 2017	$ 39,657	$ 11,190	$ 228	$ 433	$ 51,508
Depreciation for the period	858	383	111	30	1,382
Effect of foreign exchange	(3,448)	(979)	(25)	-	(4,452)

Balance, July 31, 2017	$ 37,067	$ 10,594	$ 314	$ 463	$ 48,438

Carrying amounts
Balance, April 30, 2016	$ 38,237	$ 11,792	$ 6,327	$ 262	$ 56,618
Balance, April 30, 2017	$ 33,391	$ 12,509	$ 6,777	$ 244	$ 52,921
Balance, July 31, 2017	$ 29,508	$ 11,766	$ 6,124	$ 223	$ 47,621

San Pedrito

On March 21, 2017, the Company finalized the sale of its San Pedrito Property, a non-core asset located in Queretaro, Mexico for MXN$ 192,784,331. The San Pedrito property was part of Starcore’s original acquisition in 2007, when the Company acquired the San Martin Mine from Goldcorp for US$26 million. The disposition of San Pedrito was recorded during the year ended April 30, 2017 and a gain of $7,128 is reported on the Statement of Operations and Comprehensive Income. The gain recorded is net of an allowance for MXN$ 10.5 million for amounts that management has deemed uncertain for collectability.

The sale covers a total surface area of approximately 74 hectares (740,832 square meters) sold at $250 pesos per square meter. Payments are staged as follows:

10

6.	Mining Interest, Plant and Equipment – (cont’d)

San Pedrito – (cont’d)

Surface Area in hectares (ha)	Equivalent in square meters (sm)	Mexican Pesos	Canadian Dollars*	Status
55.068 ha	550,685.485 sm	MXN$ 137,671,371	C$ 9,640,852
Interest Received		MXN$ 7,576,445	C$ 530,563
		MXN$ 145,247,816	C$ 10,171,415	Payment received
Parcel of 12 ha¹	120,000.000 sm	MXN$ 30,000,000	C$ 2,100,840	Pending clearance
Parcel of 2.014 ha¹	20,146.059 sm	MXN$ 5,036,515	C$ 352,697	Pending clearance
Parcel of 5 ha¹	50,000.000 sm	MXN$ 12,500,000	C$ 875,350	Pending clearance

¹ The remaining three parcels await various confirmations from different local and federal authorities. As the Company receives these confirmations, the buyer will immediately remit the corresponding payment for each parcel of land. It is expected that these clearances will be confirmed within the next 12 months.

* Based on exchange rate of 14.28 Pesos/CAD$ as at close of March 21, 2017.

Altiplano Facility.

On August 5, 2015, the Company acquired Cortez Gold Corp. (“Cortez”) (TSXV: CUT) in an all-share transaction to be completed pursuant to a court approved Plan of Arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the acquisition, the purchase price was allocated based on management’s best estimates and assumptions, after taking into account all relevant information available. As a result, apart from working capital allocations, $6,094 was allocated to plant, machinery and equipment. The Altiplano Plant is a facility which processes third party gold and silver concentrate in Matehuala, Mexico.

The Company’s management has determined the commencement of commercial production to begin on November 1, 2016. In making this judgement, management has assessed various sources of information including but not limited to operation management expertise, projected cash flow and determining sustainable level of production inputs available. As a result, prior to commencement of commercial production, all of the pre-operational costs and any test production revenue were capitalized to Plant costs. Subsequent to November 1, 2016, the consolidated statements of operations include the operating revenues and expenses from the Altiplano operations.

11

7.	Exploration and Evaluation Assets

	AJC Properties	Creston Properties	Total
Acquisition costs:
Balance, April 30, 2016	$ 1,083	$ 2,001	$ 3,084
Effect of foreign exchange	131	-	131

Balance, April 30, 2017	$ 1,214	$ 2,001	$ 3,215
Effect of foreign exchange	(98)	-	(98)
Balance, July 31, 2017	$ 1,116	$ 2,001	$ 3,117
Exploration costs:
Balance, April 30, 2016	$ 121	$ 659	$ 780
Assays	82	-	82
Exploration cost	96	-	96
Drilling	1,288	-	1,288
Geological	178	139	317
Legal fees	-	41	41
Maintenance	56	189	245
Effect of foreign exchange	(109)	-	(109)

Balance, April 30, 2017	$ 1,712	$ 1,028	$ 2,740

Exploration cost	18	-	18
Drilling	18	-	18
Geological	18	14	32
Legal fees	-	10	10
Maintenance	1	153	154
Effect of foreign exchange	(2)	-	(2)

Balance, July 31, 2017	$ 1,765	$ 1,205	$ 2,970
Total exploration and evaluation assets
Balance, April 30, 2016	$ 1,204	$ 2,660	$ 3,864
Balance, April 30, 2017	$ 2,926	$ 3,029	$ 5,955
Balance, July 31, 2017	$ 2,881	$ 3,206	$ 6,087
12

7.	Exploration and Evaluation Assets – (cont’d)

a)       American Consolidated Minerals (“AJC”) properties

Pursuant to the Acquisition of AJC, the Company has acquired the rights to three exploration properties as follows:

i)       Lone Ranch, U.S.A

The Company has acquired the right to a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 73 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”) from MinQuest Inc. (“MinQuest”). Consideration to be paid for the interest is USD$360, and the Company must incur total exploration expenditures of USD$1,225 (USD$175 incurred) on the property, by the third anniversary of the “New Effective Date” as agreed by MinQuest.

The New Effective Date shall be the earlier of October 15, 2018 or the date the Company enters into a joint venture agreement over the property or the date that the Company completes a bankable feasibility study on the property.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of USD$1,500 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions may be paid to the optionor to maintain the option.

ii)       Toiyabe, U.S.A

The Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”) from MinQuest. Consideration to be paid for the interest is USD$900 and the Company must incur total exploration expenditures of USD$1,025 (incurred) on the property, by the fifth anniversary of the “New Effective Date” as agreed by MinQuest.

The New Effective Date shall be the earlier of October 15, 2018 or the date the Company enters into a joint venture agreement over Toiyabe or the date that the Company completes a bankable feasibility study on the property.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of USD $2,000 per each 1% of the royalty.

iii)       Sierra Rosario, Mexico

The Company acquired a 100% interest in the 978-hectare Sierra Rosario Property, over 2 claims that are located in the state of Sinaloa, Mexico (“Sierra Rosario”). The properties are subject to a 1% NSR.

13

7.	Exploration and Evaluation Assets – (cont’d)

b)       Creston Moly (“Creston”) properties

Pursuant to the Acquisition of Creston the Company has acquired the rights to three exploration properties as follows:

i)       El Creston Project, Mexico

The Company acquired a 100% interest in the nine mineral claims known as the El Creston molybdenum property located northeast of Hermosillo, State of Sonora, Mexico, which has completed a Preliminary Economic Assessment on the property based on zones of porphyry-style molybdenum (“Mo”)/copper (“Cu”) mineralization. The mineral concessions are subject to a 3% net profits interest.

ii)       Ajax Project, Canada

The Company acquired a 100% interest in six mineral claims known as the Ajax molybdenum property located in B.C.

iii)       Molybrook Project, Canada

The Company owns 100% of the 44 mineral claims of the Moly Brook molybdenum property, located on the southern coast of Newfoundland. The Moly Brook property is subject to a 2% NSR, of which 1.5% can be purchased by the Company for $1,500.

During the year ended April 30, 2016, the Company reduced its claims to focus of the core project and to reduce its holding costs.

8.	Loan Payable

During the year ended July 31, 2015, the Company secured a $1,305 (USD $1,000) loan with a lender. The loan is secured against certain assets of the Company and bears interest at 11% per annum, compounded monthly. The full principal plus accrued interest on the loan was repaid to the lender subsequent to July 31, 2017, on the due date of August 31, 2017.

	Principal	Interest	Discount	Total

Balance, April 30, 2016	$ 5,754	$ 282	$ (48)	$ 5,988

Repayment on debt	(4,500)	(538)	48	(4,990)
Interest accrual	-	536	-	536
Foreign exchange adjustment	112	-	-	112

Balance, April 30, 2017	1,366	280	-	1,646
Interest accrual	-	44	-	44
Foreign exchange adjustment	(117)	-	-	(117)

Balance, July 31, 2017	$ 1,249	$ 324	$ -	$ 1,573

14

9.	Rehabilitation and Closure Cost Provision

The Company’s asset retirement obligations consist of reclamation and closure costs for the mine. At July 31, 2017, the present value of obligations is estimated at $1,091 (April 30, 2017 - $1,131) based on expected undiscounted cash-flows at the end of the mine life of MXN$ 18,545,000 or $1,299 (April 30, 2017 - $1,347), which is calculated annually over 5 to 10 years. Such liability was determined using a discount rate of 8% (April 30, 2017 – 8%) and an inflation rate of 3.5% (April 30, 2017 – 3.5%).

Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, closing portals to underground mining areas and other costs.

Changes to the reclamation and closure cost balance during the year are as follows:

	July 31, 2017	April 30, 2017

Balance, beginning of period	$ 1,131	$ 1,091
Accretion expense	21	80
Foreign exchange fluctuation	(61)	(40)

	$ 1,091	$ 1,131

10.	Share Capital

a)	Common Shares

The Company is authorized to issue an unlimited number of common shares, issuable in series.

The holders of common shares are entitled to one vote per share at meetings of the Company and to receive dividends, which may be declared from time-to-time. All shares are ranked equally with regard to the Company’s residual assets.

During the periods ended July 31, 2017, April 30, 3017, July 31, 2016, the Company did not issue any common shares.

b)	Share-based Payments

In January 2014, the Company’s shareholders voted to cancel the Company’s option plan and, as a result, the Company’s Board of Directors may not grant further options.

The following is a summary of changes in options, which are still outstanding, for the periods ending July 31, 2017, April 30, 2017 and 2016:

	Number of Shares	Weighted Average Exercise Price

Balance at April 30, 2016	2,846,250	$1.07
Forfeited/expired	(1,497,500)	$1.23

Balance at April 30, 2017	1,348,750	$0.90
Forfeited/expired	(175,000)	$0.88

Outstanding and Exercisable at July 31, 2017	1,173,750	$0.90
15

10.	Share Capital – (cont’d)

b)	Share-based Payments – (cont’d)

The following is a summary of outstanding stock options at July 31, 2017:

Number Outstanding	Weighted Average Exercise Price	Weighted Average Life
50,000	$0.80	1.06
200,000	$1.00	1.06
50,000	$0.92	1.10
50,000	$1.00	1.12
823,750	$0.88	1.46

1,173,750	$0.90	1.34

During the period ending July 31, 2017, 175,000 options were forfeited due to a director resigning. Subsequent to the period ending July 31, 2017, 200,000 options were cancelled.

c)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”)

Effective August 1, 2016, The Board of Directors has approved the adoption of a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”) as part of the Company’s compensation arrangements for directors, officers, employees or consultants of the Company or a related entity of the Company. Although the RSU/DSU Plan is share-based, all vested RSUs and DSUs will be settled in cash. No common shares will be issued.

RSU

The RSU plan is for eligible members of the Board of Directors, eligible employees and eligible contractors. The RSUs will vest over a period of three years from the date of grant, vesting as to one-third at the end of each calendar year. In addition to the vesting period, the Company has also set Performance Conditions that will accompany vested RSUs.

The Performance Conditions to be met are established by the Board at the time of grant of the RSU. RSUs that are permitted to be carried over to the succeeding years shall expire no later than August 1st of the third calendar year after the year in which the RSUs have been granted, and will be terminated to the extent the performance objectives or other vesting criteria have not been met. The RSU share plan transactions during the period were as follows:

Number of Share Units
Balance, April 30, 2016, April 30, 2017 & July 31, 2017	757,000

Management has re-evaluated its RSU performance criteria measurements and determined that 75% (April 30, 2017 – 50%) or 181,750 of the RSU’s were payable on the vesting dates subsequent to July 31, 2017. As such the RSU’s have been valued at fair value of $0.41 per share and the total fair value of this liability is recorded at $135 (April 30, 2017 - $88) under Trades and Other Payables on the Statements of Financial Position.

16

10.	Share Capital – (cont’d)

c)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”) – (cont’d)

DSU

The Company introduced a DSU plan for eligible directors. The DSUs are paid in full in the form of a lump sum payment no later than August 1st of the calendar year immediately following the calendar year of termination of service.

DSU Awards will vest for current DSU participants as to 25% of DSUs on the date of grant; and 25% on each anniversary date of the grant over a period of 3 years. Additional DSU’s will vest as to 1/3 (one-third) each anniversary date over a period of 3 years

The DSU share plan transactions during the period were as follows:

Number of Shares Units
Balance, April 30 2016, 2017 & July 31, 2017	600,000

Management has determined that 140,000 (25%) of the DSU’s will be deemed payable immediately. The remainder of 460,000 DSUs will vest on their vesting dates accordingly and as such, the DSUs have been valued at fair value of $0.41 per share. The total fair value of this liability is recorded at $171 (April 30, 2017 - $179) under Trades and Other Payables on the Statements of Financial Position.

11.	Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Cash and short-term investments are carried at their fair value. There are no material differences between the carrying values and the fair values of any other financial assets or liabilities.

In the normal course of business, the Company’s assets, liabilities and future transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

17

11.	Financial Instruments – (cont’d)

a)	Currency Risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. At July 31, 2017, the Company had the following financial assets and liabilities denominated in CAD and denominated in MXN$:

	CAD Dollars	MXN$

Cash	$ 605	4,924
Other working capital amounts - net	$ (128)	31,465

At July 31, 2017, US dollar amounts were converted at a rate of $1.2488 Canadian dollars to $1 US dollar and MP were converted at a rate of MP17.82 to $1 US Dollar. A 10% increase or decrease in the US dollar exchange may increase or decrease annual earnings from mining operations by approximately $99. A 10% increase or decrease in the MP exchange rate will decrease or increase annual earnings from mining operations by approximately $37.

b)	Interest Rate Risk

The Company’s cash earns interest at variable interest rates. While fluctuations in market rates do not have a material impact on the fair value of the Company’s cash flows, future cash flows may be affected by interest rate fluctuations. The Company is not significantly exposed to interest rate fluctuations and interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.
(ii)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

c)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk with respect to its cash and short-term investments, the balance of which at July 31, 2017 is $7,022 (April 30, 2017 - $5,558) and $374 (April 30, 2017 - $4,005), respectively. Cash of $880 (April 30, 2017 - $1,982) and short-term investments of $Nil (April 30, 2017 - $3,596) are held at a Mexican financial institution, cash of $4 (April 30, 2017 – $3) are held at a US financial institution and the remainder of $6,138 (April 30, 2017 - $3,573) and the short-term investment of $374 (April 30, 2017 - $409) are held at a chartered Canadian financial institution; the Company is exposed to the risks of those financial institutions. Amounts receivable comprised of trade receivables of $186 (April 30, 2017 - $148), taxes receivable of Mexican VAT taxes receivable of $2,650 (April 30, 2017 - $1,875) and GST receivable of $32 (April 30, 2017 - $36), which are subject to review by the respective tax authority.

18

11.	Financial Instruments – (cont’d)

d)	Liquidity Risk

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at July 31, 2017, the Company was holding cash of $7,022 (April 30, 2017- $5,558) and short-term investments of $374 (April 30, 2017 - $4,005).

Obligations due within twelve months of July 31,	2017	2018	2019	2020 and beyond

Trade and other payables	$ 3,058	$ -	$ -	$ -
Current portion of loan payable	1,573	-	-	-
Reclamation and closure obligations	$ -	$ -	$ -	$ 1,299

The Company’s trade and other payables are due in the short term. Long-term obligations include the Company’s reclamation and closure cost obligations, other long-term liabilities and deferred income taxes. Management believes that profits generated from the mine will be sufficient to meet its financial obligations.

e)	Commodity Risk

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business. Declines in mineral prices may have a negative effect on the Company. A 10% decrease or increase in metal prices may result in a decrease or increase of $809 in revenue and net income.

12.	Commitments and Related Party Transactions

Except as disclosed elsewhere in these interim condensed consolidated financial statements, the Company has the following commitments outstanding at July 31, 2017:

a)	As at July 31, 2017, the Company has shared lease commitments for office space of approximately $144 per year, expiring at various dates up to April 2020, which includes minimum lease payments and estimated taxes, but excluded operating costs, taxes and utilities, to expiry.
b)	As at July 31, 2017, the Company has a land lease agreement commitment with respect to the land at the mine site, for $132 per year until December 2017. The Company also has ongoing commitments on the exploration and evaluation assets of approximately $220 per year.
c)	As at July 31, 2017, the Company has management contracts to officers and directors totaling $600 per year, payable monthly, expiring in January 2020.
19

13.	Capital Disclosures

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statements of changes in equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements and there were no changes to the capital management in the period ended July 31, 2017.

14.	Earnings per Share

The Company calculates the basic and diluted income per common share using the weighted average number of common shares outstanding during each period and the diluted income per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

The denominator for the calculation of income per share, being the weighted average number of common shares, is calculated as follows:

For the period ended July 31,	2017	2016

Issued common share, beginning of year	49,146,851	46,146,851
Weighted average issuances	-	-

Basic weighted average common shares	49,146,851	49,146,851
Effect of dilutive warrants and options	-	-

Diluted weighted average common shares	49,146,851	49,146,851

Vested share purchase options totalling 1,173,750 at July 31, 2017, were not included in the computation of diluted earnings per share as the effect was anti-dilutive.

20

15.	Segmented Information

The Company operates in three reportable geographical and one operating segment. Selected financial information by geographical segment is as follows:

	Mexico			Canada	USA	July 31, 2017
	Bernal	Altiplano	Total			Total
Revenue
Mined Ore	$ 6,435	$ -	$ 6,435	$ -	$ -	$ 6,435
Purchase Concentrate	926	734	1,660	-	-	1,660
Cost of sales:
Mined Ore	(5,129)	-	(5,129)	-	-	(5,129)
Purchase Concentrate	(857)	(1,092)	(1,949)	-	-	(1,949)
Depreciation	(1,284)	(112)	(1,396)	-	-	(1,396)
Earnings (loss) from operations	91	(470)	(379)	-	-	(379)
Mining interest, plant and equipment	41,272	6,125	47,397	224	-	47,621
Non-Current Assets	45,034	6,125	51,159	6,342	1,992	59,493
Total assets	57,568	8,562	66,130	7,905	2,005	76,040

	Mexico			Canada	USA	July 31, 2016
	Bernal	Altiplano	Total			Total
Revenue
Mined Ore	$ 7,188	$ -	$ 7,188	$ -	$ -	$ 7,188
Cost of sales:
Mined Ore	(4,679)	-	(4,679)	-	-	(4,679)
Depreciation	(1,361)	-	(1,361)	-	-	(1,361)
Earnings (loss) from operations	1,148	-	1,148	-	-	1,148
Mining interest, plant and equipment	51,057	6,547	57,604	231	-	57,835
Non-Current Assets	56,909	6,547	63,456	3,045	258	66,759
Total assets	$ 65,828	$ 8,217	$ 74,045	$ 3,329	$ 2,974	$ 80,348
21

15.	Segmented Information – (cont’d)

	Mexico			Canada	USA	April 30, 2017
	Bernal	Altiplano	Total			Total
Mining interest, plant and equipment	$ 45,899	$ 6,777	$ 52,676	$ 255	$ -	$ 52,921
Non-Current Assets	47,559	8,804	56,363	6,186	1,937	64,486
Total assets	$ 61,401	$ 11,165	$ 72,566	$ 7,559	$ 1,971	$ 82,096

During the periods ended July 31, 2017, the Company earned all of its revenues from one customer. As at July 31, 2017, the Company does not consider itself to be economically dependent on this customer as transactions with this party can be easily replaced by transactions with other parties on similar terms and conditions. The balance owing from this customer on July 31, 2017 was $Nil (April 30, 2017 - $148).